Exhibit 99.3

                  [New Mountain Capital LLC Letterhead]



October 18, 2006



Mr. F. Fox Benton III
919 Milam St.
Suite 1900
Houston, TX 77002

Dear Fox,

This letter amends and restates the letter between the parties, dated July 13, 2006. In connection with your services to New Mountain Capital, LLC ("NMC"), the parties agree as follows:

Services and Arrangement

     1. You agree to advise and assist NMC and New Mountain Vantage, L.P. (together with its related funds, "Vantage"), with respect to their investment in National Fuel Gas Company (the "Company").

     2.   NMC will refer to you as a Senior Advisor to NMC.

     3. You are being retained as an independent contractor to NMC and you are not authorized to bind NMC in any way.

Compensation

     4. NMC will pay you a total of $50,000 for the duration of this agreement. Payments will be made in 12 equal monthly installments on the 15th day of each month, unless such day is a weekend or a national holiday, in which case payment will be made on the business day immediately preceding such day. No federal, state or local income taxes will be withheld from these payments. NMC will provide you with a 1099 form for the appropriate tax period. The first payment will be made on August 15, 2006.

     5. NMC will compensate you for your reasonable out-of-pocket expenses incurred in performing your obligations hereunder in accordance with NMC's expense reimbursement policies.

     6. Unless otherwise agreed by NMC and you, NMC will pay to you, for your contributions as a Senior Advisor, an annual success fee based upon the performance of Vantage's investment in the Company (the "Success Fee"). The Success Fee shall be equal to the product of (a) a fraction, the numerator of which is the marked to market gains during the calendar year of the Total Investment (other than any gains reflected in a prior year's Success Fee) and the denominator of which is the Total Investment multiplied by (b) $1,000,000. "Total Investment" shall mean the aggregate purchase price of Vantage's investment in the Company (disregarding any dispositions of such investment). The Success Fee shall be paid to you by January 15th of the year following the year on which such calculation is based. No federal, state or local income taxes will be withheld from these payments. NMC will provide you with a 1099 form for the appropriate tax period.

     7. You agree that NMC will be the only person or entity that you advise or assist with respect to an investment in or other transaction with the Company. You further agree that you will notify NMC of any trade made by you or your affiliates in securities of the Company on the same calendar day of such trade.

     8. Your entitlement to any compensation is contingent on your not breaching the terms of this agreement.

Confidentiality

     9. You will be furnished by NMC with certain information which is non-public, confidential and/or proprietary in nature. This information, together with analyses, compilations, forecasts, studies or other documents which contain such information, as well as any other information concerning NMC's investment in or other transaction with the Company or NMC's consideration thereof will be kept confidential by you and will not, without NMC's prior written consent, be disclosed by you to any third party and will not be used by you for your own account or in any way detrimental to NMC. All copies of such information will, at NMC's election, be destroyed or returned to NMC promptly upon NMC's request.

Indemnity

     10. Vantage shall indemnify you and hold you harmless against all losses or claims to which you may become subject in connection with the performance of your services hereunder; provided, however, that nothing herein shall require indemnification with respect to any such loss or claim arising from your negligence, fraud, bad faith or willful misconduct or your violation of any contractual obligations to which you are subject.

     11. Promptly after receipt by you of notice of your involvement in any action for which indemnification is being sought hereunder, you shall notify NMC in writing of such involvement. NMC shall be entitled to assume and direct your defense in connection with such action, and you shall have the right to employ a separate counsel at your own expense and to participate in the defense of such action. NMC and Vantage shall not be liable for any settlement of any action effected without their written consent.

General

     12. This agreement, except for the provisions of Sections 6 through 11, will terminate automatically 13 months from the date hereof, unless (i) terminated earlier by NMC (which termination shall not, subject to Section 8, affect your entitlement to compensation set forth herein) or (ii) extended upon the parties' mutual written agreement. The provisions of Sections 6 through 11 will survive the termination of this agreement and continue until Vantage no longer holds any securities of the Company.

     13. This agreement shall be governed by the laws of the State of New York (other than the conflicts of laws provisions thereof).

We look forward to you joining our team. Should you have any questions about this agreement, please feel free to contact David DiDomenico or myself.


Sincerely,

/s/ Adam J. Collins

Adam J. Collins
Managing Director


                                                   Accepted and agreed to:

                                                    /s/ F. Fox Benton III
                                                   -----------------------
                                                   F. Fox Benton III